# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Perella Weinberg Partners, CIK 0001777835
CUSIP: 71367G102
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 767 FIFTH AVENUE, NEW YORK, New York (NY), 10153
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535978

## Reporting persons
- Adage Capital Management, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,066,391; sole dispositive power 0; shared dispositive power 4,066,391; aggregate amount beneficially owned 4,066,391 (5.26% of the class)
- Robert Atchinson: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,066,391; sole dispositive power 0; shared dispositive power 4,066,391; aggregate amount beneficially owned 4,066,391 (5.26% of the class)
- Phillip Gross: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,066,391; sole dispositive power 0; shared dispositive power 4,066,391; aggregate amount beneficially owned 4,066,391 (5.26% of the class)

## Item 1. Issuer
Name of issuer: Perella Weinberg Partners
Address of issuer's principal executive offices: 767 Fifth Avenue, New York, NY 10153

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Adage Capital Management, L.P., a Delaware limited partnership ("ACM"), as the investment manager of Adage Capital Partners, L.P., a Delaware limited partnership ("ACP"), with respect to the shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock") of Perella Weinberg Partners, a Delaware corporation (the "Company"), directly held by ACP;

(ii) Robert Atchinson ("Mr. Atchinson"), as (1) managing member of Adage Capital Advisors, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACA"), managing member of Adage Capital Partners GP, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACPGP"), general partner of ACP and (2) managing member of Adage Capital Partners, L.L.C., a Delaware limited liability company ("ACPLLC"), general partner of ACM, with respect to the Class A Common Stock directly held by ACP; and

(iii) Phillip Gross ("Mr. Gross"), as (1) managing member of ACA, managing member of ACPGP and (2) managing member of ACPLLC, general partner of ACM, with respect to the Class A Common Stock directly held by ACP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.
Citizenship: ACM is a limited partnership organized under the laws of the State of Delaware. Messrs. Gross and Atchinson are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 77,293,011 shares of Common Stock, which is the sum of (i) the 75,293,996 shares of Common Stock outstanding as of August 28, 2026, as reported in the Company's Prospectus Supplement filed pursuant to Rule 424(b)(7) with the Securities and Exchange Commission on September 1, 2026 and (ii) the 1,999,015 shares of Common Stock issued by the Company on September 1, 2026, as reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 3, 2026.
Percent of class: 5.26%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2(a) and Item 3.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Adage Capital Management, L.P.: /s/ Robert Atchinson, By: Adage Capital Partners, L.L.C., its General Partner, By: Robert Atchinson, its Managing Member (11/12/2026)
- Robert Atchinson: /s/ Robert Atchinson, Robert Atchinson, individually (11/12/2026)
- Phillip Gross: /s/ Phillip Gross, Phillip Gross, individually (11/12/2026)